Exhibit 99.4

FF301 Page 1 of 10 v 1.2.0 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 January 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: MINISO Group Holding Limited Date Submitted: 04 February 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 10,000,000,000 USD 0.00001 USD 100,000 Increase / decrease (-) 0 USD Balance at close of the month 10,000,000,000 USD 0.00001 USD 100,000 Total authorised/registered share capital at the end of the month: USD 100,000

FF301 Page 2 of 10 v 1.2.0 II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 1,237,564,177 0 1,237,564,177 Increase / decrease (-) 0 0 Balance at close of the month 1,237,564,177 0 1,237,564,177 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: ✔ the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float threshold Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information

FF301 Page 3 of 10 v 1.2.0 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). Share Incentive Plan adopted in September 2020 Exercise Price: USD0.00 - 0.036 Granted on 16/1/2020, 27/9/2020, 15/10/2020 and 15/10/2021 2,998,636 Others -36,268 Exercise of share options funded by existing shares 2,962,368 0 0 0 30,785,442 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 Ordinary shares (AA1) Decrease in treasury shares: 0 Ordinary shares (AA2) Total funds raised during the month from exercise of options: USD 0 Remarks: 1. The maximum aggregate number of ordinary shares that may be issued under the 2020 Share Incentive Plan (the "2020 Plan") is 147,301,128 shares, of which 92,586,048 shares are already issued to certain share incentive award holding vehicles for the issue, vesting and exercise of share options granted, and 6,187,636 shares represented by the 1,546,909 American Depositary Shares (the "ADSs") have been repurchased from the NYSE for the benefit of the 2020 Plan pursuant to a share repurchase program adopted in December 2021. 1,465,524 restricted share units (the "RSUs") were vested to to employees on March 25, 2025 (US time), which has been granted on March 20, 2024 pursuant to the 2020 Plan. Further, 16,276,478 new shares may be issued to the grantees pursuant to the RSUs granted by the Company. 2. The Company can still issue up to 30,785,442 shares (i.e. 147,301,128 - 92,586,048 - 6,187,636 - 1,465,524 - 16,276,478) for share options that can potentially be granted under the 2020 Plan.

FF301 Page 4 of 10 v 1.2.0 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 10 v 1.2.0 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable

FF301 Page 6 of 10 v 1.2.0 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). Share Incentive Plan adopted in September 2020 - restricted share units 0 0 16,276,478 Increase in issued shares (excluding treasury shares): 0 Ordinary shares (DD1) Decrease in treasury shares: 0 Ordinary shares (DD2)

FF301 Page 7 of 10 v 1.2.0 (E). Other Movements in Issued Shares and/or Treasury Shares 1. Class of shares Ordinary shares Type of shares Not applicable Listed on the Exchange (Note 1) Yes Stock code (if listed) 09896 Description Events At price (if applicable) Currency Amount Date of event (Note 2) General Meeting approval date (if applicable) Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1) Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2) Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3) 1). Repurchase of shares (shares repurchased for cancellation but not yet cancelled) 12 June 2025 -4,797,384 Increase/ decrease (-) in issued shares (excluding treasury shares): Ordinary shares (EE1) Increase/ decrease (-) in treasury shares: Ordinary shares (EE2) Remarks: The above 4,797,384 shares are represented by a total of 3,826,200 ordinary shares repurchased from the HKEX from August 21, 2025 to January 30, 2026 and a total of 242,796 ADSs repurchased from the NYSE from November 20, 2025 to January 30, 2026 and such shares are still pending cancellation as at January 31, 2026. Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): 0 Ordinary shares Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): 0 Ordinary shares

FF301 Page 8 of 10 v 1.2.0 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 9 of 10 v 1.2.0 V. Confirmations Not applicable Submitted by: Ye Guofu Title: Director (Director, Secretary or other Duly Authorised Officer)

FF301 Page 10 of 10 v 1.2.0 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.